                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. 1)(1)

                                 Gene Logic Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    368689105
                                 (CUSIP Number)

         Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                              (Tel.) (239) 262-8577
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                February 22, 2007
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 pages

                                      13D/A

--------------------------------------------------------------------------------
CUSIP NO. 368689105                                                  PAGE 2 OF 5


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Lloyd I. Miller, III   ###-##-####
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A)   [ ]
                                                                       (B)   [ ]
--------------------------------------------------------------------------------
3      SEC USE ONLY

--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       PF-AF-OO
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(D) OR 2(E)                                        [ ]
--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
                      7      SOLE VOTING POWER

                             3,164,922
                      ----------------------------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
SHARES BENEFICIALLY
       OWNED                 1,375,765
      BY EACH         ----------------------------------------------------------
     REPORTING        9      SOLE DISPOSITIVE POWER
    PERSON WITH
                             3,164,922
                      ----------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER

                             1,375,765
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,540,687
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               [ ]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       14.3%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN-IA-OO
--------------------------------------------------------------------------------

* SEE INSTRUCTIONS BEFORE FILLING OUT!

                       AMENDMENT NO. 1 TO THE SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

     This statement relates to the Common Stock, par value $0.01 per share (the "Shares") of Gene Logic Inc. (the "Company"). The Company has its principal executive offices at 610 Professional Drive, Gaithersburg, Maryland, 20879.

ITEM 2. IDENTITY AND BACKGROUND

     This statement is filed by Lloyd I. Miller, III ("Miller" or the "Reporting Person"). Miller's principal business address is 4550 Gordon Drive, Naples, Florida 34102. Miller's principal occupation is investing assets held by or on behalf of his family. During the past five years, Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Miller is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

     Miller is an investment advisor to the trustee of Trust A-4. Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. Trust A was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the "Trust Agreement"). Miller was named as the advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati,
Ohio), the trustee named in the Trust Agreement. All of the Shares Miller is deemed to beneficially own as the advisor to the trustee of Trust A-4 were purchased by funds generated and held by Trust A-4. The aggregate amount of funds used for the purchase of the Shares in Trust A-4 was $3,304,192.26.

     Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC (the "Operating Agreement"), dated as of December 10, 1996. Milfam LLC is the general partner of Milfam II L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P. (the "Milfam II Partnership"), dated December 11, 1996. All of the Shares Miller is deemed to beneficially own as the manager of the general partner of Milfam II L.P. were purchased with money contributed to Milfam II L.P. by its partners, or money generated and held by Milfam II L.P. The aggregate purchase price for the Shares in Milfam II L.P. was $3,790,151.88.

     All of the Shares held by Miller on his own behalf, were purchased with personal funds generated and held by Miller. The purchase price for the Shares purchased by Mr. Miller, on his own behalf was $1,441,332.73.

ITEM 4. PURPOSE OF THE TRANSACTION

     On February 22, 2007, Miller was elected to the Company's Board of Directors. Miller has purchased the Shares referenced herein in the ordinary course of his business as an investor. Other than becoming a board member and engaging in activities as a board member, Miller does not have any present plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Miller reserves the right to change plans and to take any and all actions that Miller may deem appropriate to maximize the value of his investments including purchasing or selling any securities of the Company beneficially owned by him.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Miller may be deemed to beneficially own 4,540,687 (14.3% of the outstanding Shares, based on 31,819,698 Shares outstanding pursuant to the Company's Quarterly Report on Form 10-Q filed on November 9, 2006). As of the date hereof, 1,375,765 of such beneficially owned Shares are owned of record by Trust A-4; 2,334,712 of such beneficially owned Shares are owned of record by Milfam II L.P.; and 830,210 Shares are beneficially owned of record by Miller directly.

     (b) Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Milfam II L.P. and Miller directly.

     (c) Upon election to the Board, Miller received a grant of options to purchase 30,000 shares of the Company's common stock at a price of $1.91 per share pursuant to the Company's 1997 Non-Employee Director Stock Option Plan. The options are exercisable in four equal annual installments on the anniversary of the date of grant, beginning on February 22, 2008.

     (d) Other than for shares held directly by Miller, persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

     (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     N/A

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS:

     N/A

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2007


                                        By: /s/ Lloyd I. Miller, III
                                            ------------------------------------
                                                Lloyd I. Miller, III